UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Pendrell Corporation

(Name of Issuer)

Class A common stock, $0.01 par value per share

(Title of Class of Securities)

70686R302

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70686R302
1.	Names of Reporting Persons Mente, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,121,208 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,121,208 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,121,208 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)       This Amendment No. 3 is filed to update the number of shares owned after a 1-for-10 reverse stock split of the outstanding Class A common stock (“Class A Shares”) and Class B common stock (“Class B Shares”) of Pendrell Corporation (the “Issuer”). After the reverse stock split, Mente, L.L.C. (“Mente”) holds 191,208 Class A Shares and 930,000 Class B Shares. Each Class B Share is convertible on a one-for-one basis into a Class A Share at any time at Mente’s discretion. All common stock held by Mente may be deemed to be beneficially owned by William H. Gates III as the sole member of Mente.

(2)       Based on a number of shares outstanding equal to the sum of (a) 21,491,373 Class A Shares outstanding on October 21, 2016, as reported on the Issuer’s Form 10-Q filed on October 28, 2016, and (b) 930,000, which is the number of Class A Shares into which all of Mente’s Class B Shares may be converted.

CUSIP No. 70686R302
1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,121,208 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,121,208 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,121,208 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)       This Amendment No. 3 is filed to update the number of shares owned after a 1-for-10 reverse stock split of the outstanding Class A common stock (“Class A Shares”) and Class B common stock (“Class B Shares”) of Pendrell Corporation (the “Issuer”). After the reverse stock split, Mente, L.L.C. (“Mente”) holds 191,208 Class A Shares and 930,000 Class B Shares. Each Class B Share is convertible on a one-for-one basis into a Class A Share at any time at Mente’s discretion. All common stock held by Mente may be deemed to be beneficially owned by William H. Gates III as the sole member of Mente.

(2)       Based on a number of shares outstanding equal to the sum of (a) 21,491,373 Class A Shares outstanding on October 21, 2016, as reported on the Issuer’s Form 10-Q filed on October 28, 2016, and (b) 930,000, which is the number of Class A Shares into which all of Mente’s Class B Shares may be converted.

Item 1.
	(a)	Name of Issuer: Pendrell Corporation (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 2300 Carillon Point Kirkland, Washington 98033
Item 2.
	(a)	Name of Person Filing: Mente, L.L.C. (“Mente”) and William H. Gates III (together, the “Reporting Persons”)
	(b)	Address of Principal Business Office or, if none, Residence: Mente – 2365 Carillon Point, Kirkland, Washington 98033 Mr. Gates – One Microsoft Way, Redmond, Washington 98052
	(c)	Citizenship: Mente is a limited liability company organized under the laws of the State of Washington. Mr. Gates is a citizen of the United States of America.
	(d)	Title of Class of Securities: Class A common stock, $0.01 par value per share
	(e)	CUSIP Number: 70686R302

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
	(b)	Percent of class: See the responses to Item 11 on the attached cover pages.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017	MENTE, L.L.C. (1)

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for Michael Larson,
Executive Manager – Investments

WILLIAM H. GATES III (1)

	By:	*
		Name:	Alan Heuberger (2)(3)
		Title:	Attorney-in-fact

*	By:	/s/	Alan Heuberger
Alan Heuberger

(1)       This amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated February 14, 2007 and included with the signature page to the Reporting Persons’ Schedule 13G with respect to the Issuer filed on February 14, 2007, SEC File No. 005-81926, and incorporated by reference herein.

(2)       Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to the Schedule 13D of Cascade Investment, L.L.C. with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(3)       Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to the Schedule 13D of Cascade Investment, L.L.C. with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.